OFFER TO PURCHASE

Offer to Purchase for Cash
Up to 24,000,000 of its Common Shares
At a Purchase Price Not in Excess
of $25.00 nor less than $20.00 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., NEW YORK CITY TIME, ON FRIDAY, APRIL 19, 2002, UNLESS THE OFFER IS EXTENDED.

DaVita Inc., a Delaware corporation, invites its stockholders to tender up to 24,000,000 shares of its common stock, par value $0.001 per share, for purchase by DaVita at a price not in excess of $25.00 nor less than $20.00 per share, net to the seller in cash, without interest thereon, as specified by stockholders tendering their shares. We will determine a single per share price that we will pay for shares properly tendered, taking into account the number of shares tendered and the prices specified by tendering stockholders. All shares acquired in the offer will be acquired at the same purchase price. We will select the lowest purchase price that will allow us to buy 24,000,000 shares or, if a lesser number of shares is properly tendered, all shares that are properly tendered and not properly withdrawn.

Our offer is being made upon the terms and subject to the conditions described in this Offer to Purchase and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the offer.

Only shares properly tendered at prices at or below the purchase price selected by us and not properly withdrawn will be purchased. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, all of the shares tendered at or below the purchase price will not be purchased if the offer is oversubscribed. Shares not purchased in the offer will be returned as promptly as practicable following the Expiration Date. See Section 3.

We reserve the right, in our sole discretion, to purchase more than 24,000,000 shares pursuant to the offer.

This offer is subject to several conditions, including (1) our having entered into a new senior credit facility satisfactory to us to provide the financing necessary for the offer and the related transactions and (2) the consummation of our tender offer for our 9¼% Senior Subordinated Notes due 2011, including the receipt of the consents necessary to amend the indenture governing those notes to eliminate substantially all of the restrictive covenants contained therein. We do not have any financing plans other than the new senior credit facility. See Sections 7 and 9.

The shares are listed and traded on the New York Stock Exchange under the symbol “DVA.” On March 14, 2002, the last full trading day before the announcement of the offer, the last reported sale price of the shares on the NYSE Composite Tape was $22.92. Stockholders are urged to obtain current market quotations for the shares. See Section 8.

Our board of directors has approved the offer. However, neither we nor our board of directors makes any recommendation to you as to whether to tender or refrain from tendering your shares or as to the purchase price at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. In doing so, you should consider our reasons for making this offer. See Section 2. We have been advised that our directors and executive officers currently do not intend to tender any shares pursuant to the offer. We have also been advised that the trustees of our 401(k) Retirement Savings Plan and Profit Sharing Plan do not intend to tender any shares pursuant to the offer.

The Dealer Manager for this offer is:

March 21, 2002

IMPORTANT

If you wish to tender all or any part of the shares registered in your name, you should follow the instructions described in Section 3 carefully, including completing a Letter of Transmittal in accordance with the instructions and delivering it, along with your share certificates and any other required items, to The Bank of New York, the Depositary. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact the nominee if you desire to tender your shares and request that the nominee tender them for you.

Any stockholder who desires to tender shares and whose certificates for the shares are not immediately available or cannot be delivered to the Depositary or who cannot comply with the procedure for book-entry transfer or whose other required documents cannot be delivered to the Depositary by the expiration of the offer must tender the shares pursuant to the guaranteed delivery procedure set forth in Section 3.

To properly tender shares, you must validly complete the Letter of Transmittal, including the section relating to the price at which you are tendering shares. If you wish to maximize the chance that your shares will be purchased at the purchase price determined by DaVita, you should check the box in the section on the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer.” Note that this election could result in your shares being purchased at the minimum price of $20.00 per share.

You may request additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery from Georgeson Shareholder Communications Inc., which is acting as the Information Agent, or Credit Suisse First Boston Corporation (“Credit Suisse First Boston”) which is acting as the Dealer Manager, at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in this offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation in connection with this offer other than those contained in this offer to purchase or in the related letter of transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or authorization as having been authorized by DaVita.

ii

FORWARD LOOKING STATEMENTS

This Offer to Purchase, including the Summary Term Sheet and Sections 2, 9 and 10, contains statements that are forward-looking statements within the meaning of the federal securities laws, including statements about our expectations, beliefs, intentions or strategies for the future. These statements involve known and unknown risks and uncertainties, including risks resulting from economic and market conditions, the regulatory environment in which we operate, competitive activities, other business conditions, accounting estimates, and the risk factors more specifically set forth in our Annual Report on Form 10-K for the year ended December 31, 2001 and filed with the SEC, hereby incorporated by reference into this offer to purchase. These risks, among others, include those relating to possible reductions in private and government reimbursement rates, the concentration of profits generated from PPO and private indemnity patients and from ancillary services including pharmaceuticals, the ongoing payment suspension and review of our Florida laboratory subsidiary by its Medicare carrier and the Department of Justice, the ongoing review by the Civil Division of the United States Attorney’s Office for the Eastern District of Pennsylvania and our ability to maintain contracts with physician medical directors. Our actual results may differ materially from results anticipated in our forward-looking statements. We base our forward-looking statements on information currently available to us, and we have no current intention to update these statements, whether as a result of changes in underlying factors, new information, future events or other developments.

iii

SUMMARY TERM SHEET

This summary highlights certain information from this Offer to Purchase. To understand the offer fully and for a more complete description of the terms of the offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal. We have included page references parenthetically to direct you to a more complete description of the topics in this summary.

What securities is DaVita offering to purchase? (Page 5)

DaVita is offering to purchase up to 24,000,000 of its common shares or any lesser number of shares that stockholders properly tender in the offer. If more than 24,000,000 shares are tendered, all shares tendered and not properly withdrawn at or below the purchase price will be purchased on a pro rata basis, except for “odd lots” which will be purchased on a priority basis.

How much will DaVita pay me for my shares and in what form of payment? (Page 13)

We are conducting the offer through a procedure commonly referred to as a modified “Dutch Auction.”

•	This procedure allows you to select the price within a specified range at which you are willing to sell your shares. The price range for this offer is $20.00 to $25.00.

•	We will determine the lowest single per share price within the price range that will allow us to purchase 24,000,000 shares, or if fewer shares are tendered, all shares tendered.

•	All shares purchased will be purchased at the same price, even if you have selected a lower price, but no shares will be purchased above the purchase price determined by us.

•
If you wish to maximize the chance that your shares will be purchased in the offer, you should check the box in the section on the Letter of Transmittal indicating that you will accept the purchase price determined by us under the terms of the offer. Note that this election could result in your shares being purchased at the minimum price of $20.00 per share.

•
Stockholders whose shares are purchased in the offer will be paid the purchase price, net in cash, without interest, as soon as practicable after the expiration of the offer period. Under no circumstances will we pay interest on the purchase price, including but not limited to, by reason of any delay in making payment.

Does DaVita have the financial resources to pay me for my shares? (Page 17)

We intend to enter into a new senior credit facility satisfactory to us to provide the financing necessary for the offer and our concurrent tender offer for our 9¼% Senior Subordinated Notes due 2011. Assuming that DaVita purchases 24,000,000 shares pursuant to the offer at the maximum specified purchase price of $25.00 per share, we expect the maximum aggregate cost, not including all fees and expenses applicable to the offer, will be approximately $600 million. In addition, we expect to incur approximately $13 million in fees and expenses related to this offer and the notes tender offer. We do not have any alternative financing plans.

When does the tender offer expire? Can DaVita extend the offer, and if so, how will I be notified? (Page 26)

•	The offer expires Friday, April 19, 2002, at 9:00 a.m., New York City time, unless it is extended by us.

•	Yes, we may extend the offer at any time.

•	We cannot assure you that the offer will be extended or, if extended, for how long.

•
If the offer is extended, we will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration of the offer period.

What is the purpose of the offer? (Page 7)

We believe that the offer is a prudent use of our financial resources given our current and projected leverage ratios relative to our targeted range of total debt to total equity. In addition, our current assessment of industry growth prospects suggests that we will have more cash flow and debt capacity than high-return investment opportunities. Accordingly, we are conducting this offer.

What are the most significant conditions to the offer? (Page 15)

DaVita’s obligation to accept for payment, purchase or pay for any shares tendered depends upon a number of conditions, including:

•
No significant decrease in the price of DaVita’s common stock or in the price of equity securities generally, or any adverse changes in the United States stock markets or credit markets, shall have occurred during this offer.

•	DaVita shall have entered into a new senior credit facility satisfactory to it to provide the financing necessary to consummate the offer. We do not have any alternative financing plans.

•
DaVita’s tender offer for its 9¼% Senior Subordinated Notes due 2011, including the receipt of the consents necessary to amend the indenture governing those notes to eliminate substantially all of the restrictive covenants contained therein, shall have been consummated.

•	No legal action shall have been threatened, pending or taken, that might adversely affect the offer.

•	No one shall have proposed, announced or made a tender or exchange offer, other than this offer, merger, business combination or other similar transaction involving DaVita.

•	No material change in the business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership of DaVita shall have occurred during this offer.

•
There shall be no reasonable likelihood that the purchase of shares pursuant to the offer will cause either the shares (1) to be held of record by less than 300 persons; or (2) to not continue to be eligible to be listed on the New York Stock Exchange.

How do I tender my shares? (Page 9)

If you decide to tender your shares, you must either:

•
Deliver your shares by mail, physical delivery or book-entry transfer and deliver a completed and signed Letter of Transmittal or an Agent’s Message to the Depositary before 9:00 a.m., New York City time, on Friday, April 19, 2002; or

•	If your share certificates are not immediately available for delivery to the Depositary, comply with the guaranteed delivery procedure before 9:00 a.m., New York City time, on Friday, April 19, 2002.

Please contact the Information Agent, the Dealer Manager or your broker for assistance.

Until what time can I withdraw previously tendered shares? (Page 13)

You may withdraw your tendered shares at any time before 9:00 a.m., New York City time, on Friday, April 19, 2002 and, unless already accepted for payment by DaVita, at any time after 9:00 a.m., New York City time, on Friday, May 17, 2002. To withdraw shares you must deliver a written notice of withdrawal, or a facsimile of one, with the requested information to the Depositary while you still have the right to withdraw the shares.

In what order will tendered shares be purchased? Will tendered shares be prorated? (Page 5)

•	First, we will purchase shares from all holders of “odd lots” of less than 100 shares who properly tender all of their shares at or below the selected purchase price; and

•
Second, after purchasing all shares from the “odd lot holders,” we will then purchase shares from all other stockholders who properly tender shares at or below the selected purchase price, on a pro rata basis, subject to the conditional tender provisions described in Section 6. If a purchase in this manner would reduce a stockholder’s holdings to fewer than 100 shares, we may purchase all of that stockholder’s shares.

•	Consequently, all of the shares that you tender in the offer may not be purchased even if they are tendered at or below the purchase price.

What do DaVita and its board of directors think of the offer? (Page 9)

Our Board of Directors has approved the offer. However, neither we nor our Board of Directors make any recommendation to you as to whether to tender or refrain from tendering your shares or as to the purchase price at which you may choose to tender your shares.

You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them.

We have been advised that our directors and executive officers currently do not intend to tender any shares pursuant to the offer.

What is the recent market price of my shares? (Page 17)

On March 14, 2002, the last full trading day before the announcement of the offer, the last reported sale price of the shares on the NYSE Composite Tape was $22.92.

Stockholders are urged to obtain current market quotations for their shares.

Will I have to pay any fees or commissions? (Page 27)

If you hold your shares in certificate form and tender your shares directly to the Depositary you will not have to pay any fees or commissions. If you hold your shares through a broker, bank or other fiduciary you should consult with it to determine whether you will be charged any transaction cost for tendering through it.

Following the offer, will DaVita continue as a public company? (Page 16)

Yes, the completion of the offer in accordance with its conditions will not cause DaVita to be delisted on the New York Stock Exchange or to stop being subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It is a condition of our obligation to purchase shares pursuant to the offer that there shall not be a reasonable likelihood that such purchase will cause either the shares (1) to be held of record by less than 300 persons; or (2) to not continue to be eligible to be listed on the New York Stock Exchange.

If I decide not to tender, how will the offer affect my shares? (Page 7)

Stockholders who do not tender pursuant to the offer will increase their percentage ownership interest in us and increase their percentage interest in our future earnings. Our purchase of shares pursuant to the offer will reduce the number of shares that might otherwise trade publicly and may reduce the number of our stockholders. It is not possible to predict the number of remaining stockholders of record, assuming the maximum number of shares are tendered without being subject to proration, as that depends on the number of shares tendered by each tendering stockholder.

What are the material federal income tax consequences if I tender my shares? (Page 23)

The receipt of cash in exchange for shares pursuant to the offer will be a taxable transaction for United States federal income tax purposes. Each holder will be treated as either (1) disposing of his or her shares in a taxable sale or (2) receiving a dividend distribution. A holder whose receipt of cash is not essentially equivalent to a dividend will be treated as disposing of his or her shares in a taxable sale. See Section 14 for a more complete description of material United States federal income tax consequences of the offer.

Whom do I contact if I have questions about the tender offer?

For additional information or assistance, you may contact the Information Agent or the Dealer Manager at the toll free numbers set forth on the back cover of this Offer to Purchase.

1.    NUMBER OF SHARES; PRORATION

Upon the terms and subject to the conditions of the offer, DaVita will purchase 24,000,000 shares, or the lesser number of shares that are properly tendered and not properly withdrawn in accordance with Section 4 before the Expiration Date, as defined below, at prices not in excess of $25.00 nor less than $20.00 per share, net to the seller in cash, without interest.

The term “Expiration Date” means 9:00 a.m., New York City time, on Friday, April 19, 2002. We may, in our sole discretion, extend the period of time during which the offer will remain open. In the event of an extension, the term “Expiration Date” will refer to the latest time and date at which the offer, as extended by us, will expire. See Section 15 for a description of our right to extend, delay, terminate or amend the offer.

In accordance with Instruction 5 of the Letter of Transmittal, if you wish to tender shares, you must either (1) specify that you are willing to sell your shares to DaVita at the price determined in the offer, or (2) specify the price, not in excess of $25.00 nor less than $20.00 per share, at which you are willing to sell your shares to DaVita in the offer. As promptly as practicable following the Expiration Date, we will, upon the terms and subject to the conditions of the offer, determine a single per share purchase price that we will pay for shares properly tendered and not properly withdrawn pursuant to the offer, taking into account the number of shares tendered and the prices specified by tendering stockholders. All shares purchased in the offer will be purchased at the same purchase price. We will select the lowest purchase price that will allow us to buy 24,000,000 shares, or the lesser number of shares that are properly tendered at prices not in excess of $25.00 nor less than $20.00 per share.

Only shares properly tendered at prices at or below the purchase price determined by us and not properly withdrawn will be purchased. However, because of the “odd lot” priority, proration and conditional tender provisions, all of the shares tendered at or below the purchase price will not be purchased if the offer is oversubscribed. All shares tendered and not purchased pursuant to the offer, including shares tendered at prices in excess of the purchase price determined by us and shares not purchased because of proration or conditional tenders, will be returned to the tendering stockholders at our expense as promptly as practicable following the Expiration Date.

We reserve the right to purchase more than 24,000,000 shares pursuant to the offer. In accordance with applicable regulations of the SEC, we may purchase pursuant to the offer an additional amount of shares not to exceed 2% of the outstanding shares without amending or extending the offer. See Section 15.

In the event of an over-subscription of the offer, shares tendered at or below the purchase price before the Expiration Date will be subject to proration, except for Odd Lots (as defined below). The proration period also expires on the Expiration Date.

If we (1) increase the price that may be paid for shares above $25.00 per share or decrease the price that may be paid for shares below $20.00 per share, (2) materially increase the Dealer Manager’s fee, (3) increase the number of shares that we may purchase in the offer by more than 2% of the outstanding shares, or (4) decrease the number of shares that we may purchase in the offer, then the offer must remain open for at least ten business days following the date that notice of the increase or decrease is first published, sent or given in the manner specified in Section 15.

The offer is subject to several conditions. See Section 7.

Priority of Purchases

If more than 24,000,000 shares (or a greater number of shares as we may elect to purchase) have been properly tendered at prices at or below the selected purchase price and not properly withdrawn before the Expiration Date, we will purchase properly tendered shares on the basis set forth below:

First, we will purchase all shares tendered by any Odd Lot Holder (as defined below) who:

(1)
tenders all shares owned beneficially or of record by the Odd Lot Holder at a price at or below the selected purchase price (tenders of less than all of the shares owned by the Odd Lot Holder will not qualify for this preference); and

(2)	completes the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

Second, after the purchase of all of the shares properly tendered and not properly withdrawn by Odd Lot Holders, subject to the conditional tender provisions described in Section 6, we will purchase all other shares tendered at prices at or below the purchase price, on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below. Consequently, all of the shares that you tender in the offer may not be purchased even if they are tendered at prices at or below the purchase price.

Odd Lots

The term “Odd Lots” means all shares tendered at prices at or below the selected purchase price by any person (an “Odd Lot Holder”) who continues to own beneficially and of record as of the Expiration Date, an aggregate of fewer than 100 shares (not including any shares held in our 401(k) Retirement Savings Plan or Profit Sharing Plan) and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. To qualify for this preference, an Odd Lot Holder must tender all shares owned by the Odd Lot Holder in accordance with the procedures described in Section 3. Odd Lots will be accepted for payment before any proration of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares. By tendering in the offer, an Odd Lot Holder who holds shares in its name and tenders its shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the holder’s shares. Any Odd Lot Holder wishing to tender all of the shares owned beneficially or of record pursuant to the offer should complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

We also reserve the right, but will not be obligated, to purchase all shares properly tendered by any stockholder who tenders any shares owned beneficially or of record, at or below the selected purchase price and who, as a result of proration, would then own beneficially or of record an aggregate of fewer than 100 shares. If we exercise this right, we will increase the number of shares that we are offering to purchase in the offer by the number of shares purchased through the exercise of the right.

Proration

If proration of tendered shares is required, we will determine the proration factor as promptly as practicable following the Expiration Date. Subject to the conditional tender provisions described in Section 6, proration for each stockholder tendering shares, other than Odd Lot Holders, will be based on the ratio of the maximum number of shares that we are offering to purchase, other than from Odd Lot Holders, to the total number of shares tendered by all stockholders, other than Odd Lot Holders, at or below the selected purchase price. Because of the difficulty in determining the number of shares properly tendered and not properly withdrawn, and because of the Odd Lot procedure described above and the conditional tender procedure described in Section 6, we do not expect that we will be able to announce the final proration factor or commence payment for any shares purchased pursuant to the offer until approximately seven business days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. You may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from your broker.

As described in Section 14, the number of shares that we will purchase from you pursuant to the offer may affect the United States federal income tax consequences to you of the purchase and, therefore, may be relevant to your decision whether or not to tender shares. The Letter of Transmittal affords you the opportunity to designate the order of priority in which shares tendered are to be purchased in the event of proration.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of the shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.    PURPOSE OF THE OFFER; EFFECTS OF THE OFFER

DaVita intends to purchase up to 24,000,000 shares of its common stock in this offer, representing approximately 29% of its outstanding common shares as of March 15, 2002.

We believe that the offer is a prudent use of our financial resources given our current and projected leverage ratios relative to our targeted range of total debt to total equity. In addition, our current assessment of industry growth prospects suggest that we will have more cash flow and debt capacity than high return investment opportunities. Accordingly, we are conducting this offer.

Assuming that DaVita purchases 24,000,000 shares pursuant to the offer at the maximum specified purchase price of $25.00 per share, we expect the maximum aggregate cost, not including all fees and expenses applicable to the offer, will be approximately $600 million. In addition, we expect to incur approximately $13 million in fees and expenses related to this offer and the financing thereof as described below. DaVita intends to enter into a new senior credit facility satisfactory to us to provide the financing necessary for the offer and the related transactions. We do not have any alternative financing plans.

The offer allows you an opportunity to exit, subject to proration in the offer, your investment in DaVita on potentially more favorable terms than would otherwise be available. The offer provides stockholders who are considering a sale of all or a portion of their shares with the opportunity to:

•	sell a portion of their shares while retaining a continuing equity interest in DaVita;

•
determine the price or prices, not in excess of $25.00 nor less than $20.00 per share, at which they are willing to sell their shares and, subject to the terms and conditions of the offer (including proration) and if shares are tendered by their registered owner directly to the Depositary, to sell shares for cash without the usual transaction costs associated with open market sales; and

•
for Odd Lot Holders who hold shares in their names and tender their shares directly to the Depositary and whose shares are purchased pursuant to the offer, avoid the payment of brokerage commissions and any applicable odd lot discounts payable on a sale of their shares in a New York Stock Exchange transaction.

If you determine not to accept the offer, you will realize a proportionate increase in your relative ownership interest in DaVita, and thus in our future earnings and assets, subject to our right to issue additional shares and other equity securities in the future. You may be able to sell non-tendered shares in the future on the NYSE or otherwise, at a net price higher than the purchase price in the offer. We can give no assurance, however, as to the price at which you may be able to sell your shares in the future, which may be higher or lower than the purchase price paid by us in the offer.

In considering the offer, our Board of Directors took into account the expected financial impact of the offer, including our increased long-term obligations as a result of the offer and the resulting increased interest expense. Our Board of Directors believes that our financial condition and outlook and current market conditions, including recent trading prices of our common shares, make this an attractive time to repurchase a portion of our outstanding shares. In the view of our Board of Directors, the offer and the related debt tender offer are an attractive use of our financial resources.

Accordingly, the offer is consistent with our long-term corporate goal of increasing stockholder value. After the offer is completed, we believe that our anticipated cash flow from operations, access to credit facilities and capital markets, and financial condition will, taken together, be adequate for our needs for the foreseeable future. However, actual experience may differ significantly from our expectations. Future events, such as regulatory developments, adverse effects on operations, or levels of capital or other expenditures, could have the effect of reducing our available cash or might reduce or adversely affect the availability or cost of external financial resources.

Other than as disclosed in this Offer to Purchase, we may in the future purchase additional shares in the open market, in private transactions, through tender offers or otherwise, subject to the approval of our Board of Directors. Future purchases may be on the same terms or on terms which are more or less favorable to stockholders than the terms of the offer. However, Rule 13e-4 under the Exchange Act prohibits DaVita and its affiliates from purchasing any shares, other than pursuant to the offer, until at least the eleventh business day after the Expiration Date or the termination of the offer. Any future purchases by us will depend on many factors, including:

•	the market price of the shares;

•	the results of this offer;

•	DaVita’s business and financial position; and

•	general economic and market conditions.

Shares that we acquire in the offer will be either restored to the status of authorized but unissued shares or held in treasury and will be available for us to issue without further stockholder action (except as required by applicable law or stock exchange rules) for all purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in our business and the satisfaction of obligations under existing or future employee benefit plans. We have no current plans for the issuance of shares repurchased pursuant to the offer.

Except as disclosed in this Offer to Purchase, we currently have no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving DaVita or any of its subsidiaries, which is material to DaVita and its subsidiaries, taken as a whole;

•	any purchase, sale or transfer of a material amount of our assets;

•	any material change in our dividend rate or policy, or indebtedness or capitalization;

•
any change in our present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in our corporate structure or business;

•	any class of our equity securities being delisted from a national securities exchange;

•	any class of our equity securities becoming eligible for termination of registration under section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of any of our securities, or the disposition of any of our securities; or

•	any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of us.

Our Board of Directors has authorized the offer. However, neither we nor our Board of Directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares or as to the purchase price at which stockholders should tender their shares, and neither has authorized any person to make any recommendation. You are urged to evaluate carefully all information in the offer, consult with your own investment and tax advisors and make your own decision whether to tender and, if so, how many shares to tender and the price or prices at which to tender them. We have been advised that our directors and executive officers currently do not intend to tender any shares pursuant to the offer. We have also been advised that the trustees of our 401(k) Retirement Savings Plan and our Profit Sharing Plan do not intend to tender any shares pursuant to the offer. See Section 11.

3.    PROCEDURES FOR TENDERING SHARES

Proper Tender of Shares

For shares to be tendered properly pursuant to the offer:

(1)
the certificates for the shares, or confirmation of receipt of the shares pursuant to the procedure for book-entry transfer set forth below, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined below) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received before 9:00 a.m., New York City time, on the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase; or

(2)	you must comply with the guaranteed delivery procedure set forth below.

In accordance with Instruction 5 of the Letter of Transmittal, if you wish to tender shares pursuant to the offer, you must either:

(1)	check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer”; or

(2)	check one of the boxes in the section of the Letter of Transmittal captioned “Price (in dollars) per Share at Which Shares Are Being Tendered” indicating the price at which shares are being tendered.

A tender of shares will be proper if and only if one of these boxes is checked on the Letter of Transmittal.

If you wish to maximize the chance that your shares will be purchased, you should check the box in the section on the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer.” Note that this election could result in your shares being purchased at the minimum price of $20.00 per share.

If you wish to indicate a specific price (in multiples of $0.25) at which your shares are being tendered, you must check a box under the section captioned “Price (in dollars) per Share at Which Shares Are Being

Tendered.” Note that this election could result in no shares being purchased if you check a box other than the box representing the lowest price. A stockholder who wishes to tender shares at more than one price must complete separate letters of transmittal for each price at which shares are being tendered. The same shares cannot be tendered (unless previously properly withdrawn in accordance with the terms of the offer) at more than one price.

In addition, Odd Lot Holders who tender all shares must complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 1.

If you hold shares through brokers or banks, you will be required to tender your shares through such broker or bank and are urged to consult those brokers or banks to determine whether transaction costs may apply if you tender shares through those brokers or banks and not directly to the Depositary.

Signature Guarantees and Method of Delivery

No signature guarantee is required if:

(1)
the Letter of Transmittal is signed by you as the registered holder of the shares tendered (which term, for purposes of this Section 3, will include any participant in The Depository Trust Company, or DTC, whose name appears on a security position listing as the owner of the shares) and you have not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

(2)
shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as the term is defined in Rule 17Ad-15 under the Exchange Act, as amended (each of the foregoing constituting an “Eligible Institution”). See Instruction 1 of the Letter of Transmittal.

If a certificate for shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an Eligible Institution.

In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the Depositary of certificates for the shares (or a timely confirmation of the book-entry transfer of the shares into the Depositary’s account at DTC as described below), a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, and any other documents required by the Letter of Transmittal.

The method of delivery of all documents, including certificates for shares, the letter of transmittal and any other required documents, is at your election and risk. If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Delivery

The Depositary will establish an account with respect to the shares for purposes of the offer at DTC within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in DTC’s system may make book-entry delivery of the shares by causing DTC to transfer shares into the Depositary’s account in accordance with DTC’s procedures for transfer. Although delivery of shares may be effected through a book-entry transfer into the Depositary’s account at DTC, either (1) a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message, and any other required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date, or (2) the guaranteed delivery procedure described below must be followed. Delivery of the Letter of Transmittal and any other required documents to DTC does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that DaVita may enforce such agreement against the participant.

United States Federal Income Tax Backup Withholding

Under the United States federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 30% of the gross proceeds payable to you or your designated payee pursuant to the offer must be withheld and remitted to the United States Internal Revenue Service (“IRS”), unless you or your designated payee provides a taxpayer identification number (employer identification number or social security number) to the Depositary (as payor) and certifies under penalties of perjury that the number is correct. Therefore, you should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding unless you otherwise establish to the satisfaction of the Depositary that you are not subject to backup withholding. If the Depositary is not provided with the correct taxpayer identification number, a United States Holder (as defined in Section 14) may be subject to penalties imposed by the IRS. If withholding results in an overpayment of taxes, a refund may be obtained. Certain “exempt recipients” (including, among others, all corporations and certain Non-United States Holders (as defined in Section 14)) are not subject to these backup withholding and information reporting requirements. In order for a Non-United States Holder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder’s exempt status. These statements can be obtained from the Depositary or the IRS through its Internet website: www.irs.gov. See Instruction 14 of the Letter of Transmittal.

To prevent United States federal income tax backup withholding equal to 30% of the gross payments made to you for shares purchased pursuant to the offer, unless you otherwise establish an exemption from the backup withholding, you must provide the Depositary with your correct taxpayer identification number and provide other information by completing the Substitute Form W-9 included as part of the Letter of Transmittal.

Guaranteed Delivery

If you desire to tender shares pursuant to the offer and your share certificates are not immediately available or cannot be delivered to the Depositary before the Expiration Date (or the procedure for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents to reach the Depositary before the Expiration Date, the shares still may be tendered, if all of the following conditions are satisfied:

(1)	the tender is made by or through an Eligible Institution;

(2)
the Depositary receives by hand, mail, overnight courier, telegram or facsimile transmission, on or before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided with this Offer to Purchase, including (where required) a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery; and

(3)
the certificates for all tendered shares, in proper form for transfer (or confirmation of book-entry transfer of the shares into the Depositary’s account at The Depository Trust Company), together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer, and any required signature guarantees and other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery.

Return of Unpurchased Shares

If any tendered shares are not purchased, or if less than all shares evidenced by your certificates are tendered, certificates for unpurchased shares will be returned as promptly as practicable after the expiration or termination of the offer or, in the case of shares tendered by book-entry transfer at DTC, the shares will be credited to the appropriate account maintained by you at DTC, in each case without expense to you.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects

All questions as to the number of shares to be accepted, the purchase price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular shares or any particular stockholder, and our interpretation of the terms of the offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by you or waived by us. Neither we, nor the Dealer Manager, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of us incur any liability for failure to give any notice.

Tendering Stockholder’s Representation and Warranty; DaVita’s Acceptance Constitutes an Agreement

Your tender of shares pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of the offer, as well as your representation and warranty to us that (1) you have a “net long position,” within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act, in the shares or equivalent securities at least equal to the shares being tendered, and (2) the tender of shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions thereof), the person so tendering (1) has a net long position equal to or greater than the amount of (a) shares tendered or (b) other securities convertible into or exchangeable or exercisable for the shares tendered and will acquire the shares for tender by conversion, exchange or exercise and (2) will deliver or cause to be delivered the shares in accordance with the terms of the offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Our acceptance for payment of your shares tendered pursuant to the offer will constitute a binding agreement between you and DaVita upon the terms and conditions of the offer.

Lost or Destroyed Certificates

If certificates for part or all of your shares have been lost, stolen, misplaced or destroyed, you may contact the Depositary at (800) 507-9357 for instructions as to the documents which will be required to be submitted together with the Letter of Transmittal in order to receive certificate(s) representing the shares. You are requested to contact the Depositary immediately in order to permit timely processing of this documentation.

Certificates for shares, together with a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to DaVita. Any documents delivered to DaVita will not be forwarded to the Depositary and will not be deemed to be properly tendered.

4.    WITHDRAWAL RIGHTS

Shares tendered pursuant to the offer may be withdrawn at any time before the Expiration Date and, unless already accepted for payment by DaVita pursuant to the offer, may also be withdrawn at any time after 9:00 a.m., New York City time, on Friday, May 17, 2002. Except as otherwise provided in this Section 4, tenders of shares pursuant to the offer are irrevocable.

For a withdrawal to be effective, a notice of withdrawal must be in written, telegraphic, telex or facsimile transmission form and must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of the shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates for shares to be withdrawn and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of shares tendered for the account of an Eligible Institution). If shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures. All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding on all parties. Neither we, nor the Dealer Manager, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of us incur liability for failure to give any notice.

Withdrawals may not be rescinded, and any shares properly withdrawn will be deemed not properly tendered for purposes of the offer. However, withdrawn shares may be re-tendered before the Expiration Date by again following one of the procedures described in Section 3.

If we extend the offer, are delayed in our purchase of shares or are unable to purchase shares pursuant to the offer for any reason, then, without prejudice to our rights under the offer, the Depositary may, subject to applicable law, retain tendered shares on our behalf, and the shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

5.    PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE

As promptly as practicable following the Expiration Date, we (1) will determine a single per share purchase price that we will pay for the shares properly tendered and not properly withdrawn before the Expiration Date, taking into account the number of shares tendered and the prices specified by tendering stockholders, and (2) will accept for payment and pay for (and thereby purchase) up to 24,000,000 shares properly tendered at prices at or below the purchase price and not properly withdrawn before the Expiration Date. For purposes of the offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of this offer, shares that are properly tendered at or below the selected purchase price and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment pursuant to the offer.

We will accept for payment and pay the per share purchase price for all of the shares accepted for payment pursuant to the offer as soon as practicable after the Expiration Date. In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of certificates for shares, or of a timely Book-Entry Confirmation of shares into the Depositary’s account at DTC, and a properly completed and duly executed Letter of Transmittal, or manually signed facsimile of the Letter of Transmittal, and any other required documents.

We will pay for shares purchased pursuant to the offer by depositing the aggregate purchase price for the shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders.

In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the Expiration Date. However, we do not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately seven business days after the Expiration Date. Certificates for all shares tendered and not purchased, including all shares tendered at prices in excess of the purchase price and shares not purchased due to proration or conditional tenders, will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with DTC by the participant who delivered the shares, to the tendering stockholder at our expense as promptly as practicable after the Expiration Date or termination of the offer without expense to the tendering stockholders. Under no circumstances will we pay interest on the purchase price, including but not limited to, by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the offer. See Section 7.

We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to the offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or an exemption from the requirement to pay the stock transfer taxes, is submitted. See Instruction 7 of the Letter of Transmittal.

Any tendering stockholder or other payee who fails to complete fully, sign and return to the Depositary the Substitute Form W-9 included with the Letter of Transmittal may be subject to required United States federal income tax backup withholding of 30% of the gross proceeds paid to the stockholder or other payee pursuant to the offer. See Section 14 regarding United States federal income tax consequences to Non-United States Holders.

6.    CONDITIONAL TENDER OF SHARES

Under certain circumstances and subject to the exceptions for Odd Lot Holders described in Section 1, we may prorate the number of shares purchased pursuant to the offer. As discussed in Section 14, the number of shares to be purchased from a particular stockholder may affect the tax treatment of the purchase to the stockholder and the stockholder’s decision whether to tender. Accordingly, you may tender shares subject to the condition that a specified minimum number of your shares tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery must be purchased if any shares tendered are purchased. If you desire to make a conditional tender, you must so indicate in the box captioned “Conditional Tender” in the Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery. You are urged to consult with your own tax advisor regarding the appropriateness of any conditional tender.

If you wish to make a conditional tender, you must calculate and appropriately indicate the minimum number of shares that must be purchased if any are purchased. If the effect of accepting tenders on a pro rata basis would be to reduce the number of shares to be purchased from you (tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery) below the minimum number specified, the tender will automatically be regarded as withdrawn (except as provided in the next paragraph). All shares tendered by you subject to a conditional tender pursuant to the Letter of Transmittal or Notice of Guaranteed Delivery and regarded as withdrawn as a result of proration will be returned as promptly as practicable after the Expiration Date.

If conditional tenders would otherwise be regarded as withdrawn and would cause the total number of shares to be purchased to fall below 24,000,000 then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been withdrawn to permit us to purchase 24,000,000 shares. In selecting among the conditional tenders, we will select by lot and will select only from stockholders who tendered all of their shares. Upon selection by lot, if any, we will limit our purchase in each case to the designated minimum of shares to be purchased.

7.    CONDITIONS OF THE OFFER

Notwithstanding any other provision of the offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to the rules under the Exchange Act, if at any time before the Expiration Date any of the following events have occurred (or in our judgment is likely to occur) that, in our sole judgment and regardless of the circumstances giving rise to the event or events (including any action or omission to act by us), makes it inadvisable to proceed with the offer or with acceptance for payment:

•	we have been unable to enter into a new senior credit facility satisfactory to us to provide the financing necessary to consummate the offer;

•
we have not been able to consummate our tender offer for our 9¼% Senior Subordinated Notes due 2011, and the consents necessary to amend the indenture governing those notes to eliminate substantially all of the restrictive covenants contained therein have not been received;

•
there has been threatened, instituted or pending any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic or foreign, before any court, authority, agency or other tribunal that directly or indirectly:

(1)
challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the offer, the acquisition of some or all of the shares pursuant to the offer or otherwise relates in any manner to the offer; or

(2)
in our sole judgment, could materially and adversely affect our business, condition (financial or otherwise), income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or materially impair the contemplated benefits of the offer to us;

•
there has been any action threatened, pending or taken, including any settlement, or any approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or DaVita or any of its subsidiaries, including any settlement, by any court, government or governmental, regulatory or administrative authority, agency or tribunal domestic, foreign or supranational, that, in our sole judgment, could directly or indirectly:

(1)	make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the offer;

(2)	delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares;

(3)	materially impair the contemplated benefits of the offer to us; or

(4)
materially and adversely affect our business, condition (financial or otherwise), income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business;

•	there has occurred any of the following:

(1)	any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

(2)	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

(3)	the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States;

(4)
any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our sole judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States;

(5)
any significant decrease in the market price of our common stock or in the market prices of equity securities generally in the United States, any significant increase in the interest rate, distribution rate or other significant change in the terms for debt securities offerings in the United States, or any changes in the general political, market, economic or financial conditions in the United States or abroad that could have, in our sole judgment, a material adverse effect on our business, condition (financial or otherwise), income, operations or prospects, or on the trading in our common shares, or on the proposed financing of the offer;

(6)	in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or

(7)	any decline in the Dow Jones Industrial Average or the Standard and Poor’s 500 Composite Index by an amount in excess of 10% measured from the close of business on March 21, 2002;

•
a tender or exchange offer for any or all of the shares (other than this offer), or any merger, acquisition proposal, business combination or other similar transaction with or involving DaVita or any of its subsidiaries, has been proposed, announced or made by any person or has been publicly disclosed;

•	we learn that:

(1)
any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before March 20, 2002); or

(2)
any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before March 20, 2002 has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of an additional 2% or more of our outstanding shares;

•
any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any of our common shares, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of their respective assets or securities other than in connection with a transaction authorized by our Board of Directors;

•
any change or changes have occurred or are threatened in our business, condition (financial or otherwise), assets, income, operations, prospects or share ownership that, in our sole judgment, are or may be material to us; or

•	we determine that the consummation of the offer and the purchase of the shares may cause our common shares to be delisted from the NYSE or to be eligible for deregistration under the Exchange Act.

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances, including any action or omission to act by us, giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date. Any determination by us concerning the events described above will be final and binding on all parties.

8.     PRICE RANGE OF SHARES; SHARE REPURCHASES

Our common shares are listed for trading on the New York Stock Exchange under the symbol “DVA.” The following table sets forth, for the fiscal quarters indicated, the high and low closing prices per share as reported on the NYSE Composite Tape:

	High	Low
2000
First quarter	$7.19	$2.56
Second quarter	6.00	2.63
Third quarter	7.63	6.13
Fourth quarter	17.50	8.19
2001
First quarter	$19.55	$14.60
Second quarter	20.33	16.18
Third quarter	22.36	18.31
Fourth quarter	24.45	17.05
2002
First Quarter (through March 14, 2002)	$24.40	$21.50

On March 14, 2002, the last full trading day before the announcement of the offer, the last reported sale price of the shares as reported on the NYSE Composite Tape was $22.92. On that date, there were 82,522,468 shares outstanding. We urge you to obtain current market quotations for your shares.

Share Repurchases

During the past year, we have periodically made open market purchases of shares at times when we believed that reacquiring shares was an attractive use of our available cash. In May 2001, we repurchased 126,000 outstanding shares to fund deferred stock units granted to some of our executive officers in February 2001. In November 2001, our Board of Directors authorized the repurchase of up to $200 million in outstanding shares. The following table summarizes our open market repurchases of outstanding shares under these repurchase programs:

	Shares Repurchased	Low	High	Average
2001
First quarter	0	N/A	N/A	N/A
Second quarter	126,000	$18.90	$20.24	$19.76
Third quarter	0	N/A	N/A	N/A
Fourth quarter	762,700	22.15	24.42	23.41
2002
First Quarter (through March 14, 2002)	2,945,701	21.79	24.48	23.02

No further purchases will be made under the open market share repurchase program authorized in November 2001 during the term of the offer. We may resume making purchases under this program as early as 11 business days following the expiration date of the offer, but we are not obligated to do so.

9.    SOURCE AND AMOUNT OF FUNDS

Assuming that DaVita purchases 24,000,000 shares pursuant to the offer at the maximum specified purchase price of $25.00 per share, we expect the maximum aggregate cost, not including all fees and expenses applicable to the offer, will be approximately $600 million. In addition, we expect to incur approximately $13 million in fees and expenses related to this offer and the related transactions described below. We intend to enter into a new senior credit facility satisfactory to us to provide the financing necessary for the offer and our concurrent tender offer for our 9¼% Senior Subordinated Notes due 2011, the aggregate cost of which is expected to use up to $262 million of the net proceeds of the new credit facility. We do not have any alternative financing plans.

10.    INFORMATION ABOUT US

General

DaVita Inc. is a leading provider of dialysis services in the United States for patients suffering from chronic kidney failure, also known as end stage renal disease. We currently operate 495 outpatient dialysis centers located in 32 states and the District of Columbia, serving approximately 43,000 patients. In addition, we provide acute inpatient dialysis services in approximately 270 hospitals.

Prior to mid-1999, we had an aggressive growth strategy of acquiring other dialysis businesses. This rapid growth through acquisitions had a significant impact on administrative functions and operating efficiencies. In the second half of 1999, we initiated a turnaround plan focused on improving our financial and operational infrastructure. During 2000, we divested substantially all of our operations outside the continental United States, made significant improvements in our billing and collecting operations, reduced our debt and restructured our credit facilities. We achieved further improvements in operating systems and processes during 2001, and we will be making significant investments in new systems and processes in 2002.

Our principal executive offices are located at 21250 Hawthorne Blvd., Suite 800, Torrance, California 90503-5517, and our telephone number is (310) 792-2600.

Summary Unaudited Condensed Consolidated Pro Forma Financial Statements

The following summary unaudited condensed consolidated pro forma financial statements give effect to the purchase of 24,000,000 shares of DaVita common stock pursuant to this Offer to Purchase at an assumed mid-range price of $22.50 per share, the purchase of our 9¼% Senior Subordinated Notes due 2011 pursuant to our separate, concurrent tender offer, and all related financing transactions, based on the assumptions described below and in the related notes to the summary unaudited condensed consolidated pro forma financial statements.

The Summary Unaudited Condensed Consolidated Pro Forma Statements of Income for the year ended December 31, 2001 give effect to the purchase of DaVita common stock pursuant to the offer, the purchase of our 9¼% Senior Subordinated Notes due 2011 pursuant to our separate, concurrent tender offer, and all related financing transactions, as though such events occurred on January 1, 2001. The Summary Unaudited Condensed Consolidated Pro Forma Balance Sheet as of December 31, 2001 gives effect to the purchase of DaVita common stock pursuant to the offer, the purchase of our 9¼% Senior Subordinated Notes due 2011 pursuant to our separate, concurrent tender offer, and all related financing transactions, as though such events occurred as of the date of such balance sheet.

The summary unaudited condensed consolidated pro forma financial statements should be read in conjunction with the historical consolidated financial information incorporated by reference herein. The summary unaudited condensed consolidated pro forma financial statements are subject to a number of uncertainties and assumptions and do not purport to be indicative of the operating results that would actually have been obtained, or operating results that may be obtained in the future, or the financial position that would have resulted had the purchase of the common shares pursuant to this offer, including the related financing transactions, been completed at the dates indicated.

DaVita Inc.
Summary Unaudited Condensed Consolidated Pro Forma Statement of Income
For the year ended December 31, 2001
(dollars in thousands, except per share data)

	Historical	Pro forma adjustments		Pro forma
Net operating revenues	$1,650,753			$1,650,753
Operating expenses:
Dialysis centers and labs	1,100,652			1,100,652
General and administrative	129,194			129,194
Depreciation and amortization	105,209			105,209
Provision for uncollectible accounts	(2,294)			(2,294)

Total operating expenses	1,332,761			1,332,761

Operating income	317,992			317,992
Other income, net	4,644			4,644
Debt expense	72,438	38,512	(a)	110,950
Minority interests in income of consolidated subsidiaries	(9,260)			(9,260)

Income before income taxes and extraordinary items	240,938			202,426
Income tax expense	104,600	15,581	(b)	89,019

Income before extraordinary items	$136,338			$113,407

Basic earnings per common share before extraordinary items	$1.63			$1.90

Weighted average number of common shares outstanding	83,768,000			59,768,000

Diluted earnings per common share before extraordinary items	$1.51			$1.67

Weighted average number of common shares outstanding	103,454,000			79,454,000

(a)
To eliminate debt expense of 37,308 that was recognized related to all previously existing bank credit facilities and the $225,000 senior subordinated notes and to record debt expense of $75,820 associated with the new credit facilities.

(b)	To record the income tax benefit as a result of the increased debt expense of 38,512.

DaVita Inc.
Summary Unaudited Condensed Consolidated Pro Forma Balance Sheet
As of December 31, 2001
(dollars in thousands, except share data)

	Historical	Pro forma adjustments		Pro forma
ASSETS
Cash and cash equivalents	$36,711	70,600	(a)	$107,311
Accounts receivable	333,546			333,546
Inventories	34,901			34,901
Other current assets	9,364			9,364
Income taxes receivable		3,313	(b)	3,313
Deferred income taxes	60,142			60,142

Total current assets	474,664			548,577
Property and equipment, net	252,778			252,778
Intangible assets, net	928,868	4,549	(c)	933,417
Investments in third-party dialysis businesses	4,346			4,346
Other long-term assets	2,027			2,027

	$1,662,683			$1,741,145

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Accounts payable	$74,630			$74,630
Other liabilities	111,164			111,164
Accrued compensation and benefits	88,826			88,826
Current portion of long-term debt	9,034	38,000	(d)	47,034
Income taxes payable	15,027	(15,027	)(b)

Total current liabilities	298,681			321,654
Long-term debt	811,190	623,000	(d)	1,434,190
Other long-term liabilities	5,012			5,012
Deferred income taxes	23,441			23,441
Minority interests	20,722			20,722
Commitments and contingencies

Shareholders’ equity (deficit):
Preferred stock ($0.001 par value; 5,000,000 shares authorized; none issued or outstanding)
Common stock ($0.001 par value; 195,000,000 shares authorized; 85,409,037 shares actual and 85,409,057, shares pro forma)	85			85
Additional paid-in capital	467,904			467,904
Retained earnings	56,008	(27,511	)(f)	28,497
Treasury stock, at cost (888,700 shares actual and 24,888,700 shares pro forma)	(20,360)	(540,000	)(e)	(560,360)

Total shareholders’ equity (deficit)	503,637			(63,874)

	$1,662,683			$1,741,145

(a)
To record receipt of cash of $1,000,000 from new credit facilities; offset by the redemption of the $225,000 senior subordinated notes, repayment of $114,000 outstanding under the existing credit facilities, repurchase of $540,000 of common stock representing the maximum of 24,000,000 shares to be repurchased under the offer at an assumed mid-range price of $22.50 per share, payment of $13,000 of financing cost related to the new credit facilities and payment of a $37,400 debt tender offer premium.

(b)
To remove income taxes payable of $15,027 and record income taxes receivable of $3,313 resulting from the $37,400 debt tender offer premium and extinguishment of $8,451 of deferred financing costs at an effective tax rate of 40%.

(c)
To record the extinguishment of the remaining deferred financing costs of $8,451 associated with the $225,000 senior subordinated notes and existing credit facilities, and to record the new credit facility deferred financing costs of $13,000.

(d)
To record the new credit facilities of $1,000,000, including $38,000 current portion, offset by the redemption of the $225,000 senior subordinated notes and repayment of $114,000 outstanding under the existing credit facilities.

(e)	To record the repurchase of 24,000,000 shares of common stock at an assumed mid-range repurchase price of $22.50 per share for an aggregate amount of $540,000.
(f)
To record the impact to retained earnings as a result of expense from the payment of the $37,400 debt tender offer premium and the extinguishment of deferred financing costs of $8,451 related to the $225,000 senior subordinated notes and previously existing credit facilities and the related tax effects of these transactions.

Notes To Summary Unaudited Condensed Consolidated Pro Forma Financial Information (In Millions)

DaVita’s earnings to fixed charges ratio as of December 31, 2001 was 3.68:1 and after giving effect to the pro forma adjustments shown above, the earnings to fixed charges ratio would have been 2.55:1.

The historical book value per share of DaVita common stock as of December 31, 2001 was $5.96 and after giving effect to the pro forma adjustments shown above, the pro forma book value per share would have been (1.06).

Additional Information

DaVita is subject to the informational filing requirements of the Exchange Act, and, accordingly, is obligated to file reports, statements and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning our directors and officers, their remuneration, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our stockholders and filed with the SEC. We have also filed an Issuer Tender Offer Statement on Schedule TO with the SEC which includes certain additional information relating to the offer. These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; and at its regional office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. These reports, statements and other information concerning us also can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York, 10005, on which the shares are listed.

Incorporation by Reference

The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. This offer incorporates by reference the historical consolidated financial statements and the notes related thereto contained in our annual report on Form 10-K for the year ended December 31, 2001 that has been previously filed with the SEC. This document contains other important information about us.

In addition, all documents and reports filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the Expiration Date shall be incorporated by reference herein and shall be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein, or contained in this Offer to Purchase and Consent Solicitation, shall be deemed to be modified or superseded for purposes of this Offer to Purchase and Consent Solicitation to the extent that a statement contained herein or in any subsequently filed document that is incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Offer to Purchase and Consent Solicitation, except as so modified or superseded. Copies of documents incorporated herein by reference may be obtained by request of DaVita Inc., Attention: Investor Relations, 21250 Hawthorne Blvd., Suite 800, Torrance, California 90503-5517, (310) 792-2600.

11. INTERESTS	OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

As of March 15, 2002, we had 82,809,566 common shares outstanding, 15,394,088 shares reserved for issuance upon the conversion of our outstanding convertible notes and 16,213,416 shares reserved for issuance upon the exercise of options under our stock option plans. The 24,000,000 shares that we are offering to purchase represent approximately 29% of the shares outstanding on March 15, 2002.

As of March 15, 2002, our directors and executive officers as a group (12 persons) beneficially owned approximately 2% of our outstanding shares. We have been advised that our directors and executive officers currently do not intend to tender any shares pursuant to the offer. If we purchase 24,000,000 shares pursuant to the offer, then after the purchase of shares pursuant to the offer, our executive officers and directors as a group would beneficially own approximately 3% of the shares outstanding immediately after the offer.

The following chart details transactions in DaVita common stock by DaVita directors and executive officers within 60 days of the Offer to Purchase. Each of these transactions was, or will be, in the case of scheduled transactions, completed in accordance with the individual’s Rule 10b5-1 sales plan and each of the sales was, or will be, completed on the open market, through a broker. All of the transactions listed below involved the exercise of options and the subsequent sale of the shares acquired thereby within the same day.

Date of Exercise and Sale	Number of Shares	Exercise Price Per Share	Sale Price Per Share
Richard K. Whitney, Chief Financial Officer
January 22, 2002	10,000	$2.6875	$23.43
January 24, 2002	5,000	$2.6875	$23.65
January 28, 2002	10,000	$2.6875	$23.48
January 30, 2002	5,000	$2.6875	$23.15
February 4, 2002	5,000	$2.6875	$24.00
February 5, 2002	5,000	$2.6875	$23.96
February 7, 2002	5,000	$2.6875	$23.74
February 11, 2002	5,000	$2.6875	$23.21
February 12, 2002	5,000	$2.6875	$23.53
February 13, 2002	5,000	$2.6875	$24.24
February 19, 2002	5,000	$2.6875	$24.00
February 21, 2002	5,000	$2.6875	$23.93
February 22, 2002	5,000	$2.6875	$23.01

Steven J. Udicious, Vice President, General Counsel and Secretary
March 7, 2002	200	$2.6875	$22.35
March 7, 2002	3,300	$2.6875	$22.27
March 7, 2002	1,700	$2.6875	$22.26
March 7, 2002	3,000	$2.6875	$22.06
March 7, 2002	1,800	$2.6875	$22.09

Gary W. Beil, Vice President and Controller
March 20, 2002	2,000	$7.0625	$25.51
March 20, 2002	2,000	$7.0625	$25.45
March 20, 2002	1,700	$7.0625	$25.40
March 20, 2002	300	$7.0625	$25.37
March 21, 2002	6,000	$7.0625	*
*	To be sold pursuant to Rule 10b5-1 sales plan.

Except as otherwise described in this Offer to Purchase, we and, to the best of our knowledge, our affiliates, directors or executive officers, are not a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

12.	EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT

Our purchase of shares pursuant to the offer will reduce the number of shares that might otherwise trade publicly and is likely to reduce the number of stockholders. Nonetheless, we anticipate that there will be a sufficient number of shares outstanding and publicly traded following consummation of the offer to ensure a continued trading market for the shares. Based upon published guidelines of the NYSE, we do not believe that our purchase of shares pursuant to the offer will cause our remaining shares to be delisted from the NYSE.

The shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using the shares as collateral. We believe that, following the purchase of shares pursuant to the offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.

The shares are registered under the Exchange Act, which requires, among other things, that we furnish information to our stockholders and to the SEC and comply with the SEC’s proxy rules in connection with meetings of our stockholders. We believe that our purchase of shares pursuant to the offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

13.	MATERIAL LEGAL MATTERS; REGULATORY APPROVALS

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our acquisition of shares as contemplated in this offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for our acquisition or ownership of shares as contemplated by this offer. Should any approval or other action be required, we presently contemplate that we will seek that approval or other action. We cannot predict whether we will be required to delay the acceptance for payment of or payment for shares tendered pursuant to the offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business.

14.	MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary describes the principal United States federal income tax consequences to stockholders of an exchange of shares for cash pursuant to the offer. This summary is based upon the Internal Revenue Code of 1986, as amended to the date of this offer (the “Code”), existing and proposed United States Treasury Regulations promulgated under the Code, published rulings, administrative pronouncements and judicial decisions, changes to which could affect the tax consequences described in this offer (possibly on a retroactive basis).

This summary addresses only shares held as capital assets. It does not address all of the tax consequences that may be relevant to particular stockholders because of their personal circumstances, or to other types of stockholders (such as certain financial institutions, dealers or traders in securities or commodities, insurance companies, “S” corporations, expatriates, tax-exempt organizations, or persons who hold shares as a position in a “straddle” or as part of a “hedging” or “conversion” transaction or that have a functional currency other than the United States dollar). This summary may not be applicable with respect to shares acquired as compensation (including shares acquired upon the exercise of options or which were or are subject to forfeiture restrictions). This summary also does not address the state, local or foreign tax consequences of participating in the offer.

You should consult your tax advisor as to the particular consequences to you of participation in this offer.

A “United States Holder” is a holder of shares that for United States federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in or under the laws of the United States or any State or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust (1) the administration over which a United States court can exercise primary supervision and (2) all of the substantial decisions of which one or more United States persons have the authority to control and certain other trusts considered United States Holders for federal income tax purposes.

A “Non-United States Holder” is a holder of shares other than a United States Holder.

Consequences to United States Holders

An exchange of shares for cash pursuant to the offer will be a taxable event. A United States Holder participating in the exchange will be treated either as having sold shares or as having received a dividend distribution from DaVita. A United States Holder’s exchange of shares for cash pursuant to the offer will be treated as a dividend to the extent of DaVita’s current or accumulated earnings and profits as determined under United States federal income tax principles, unless the exchange:

•	is “not essentially equivalent to a dividend” with respect to the holder under section 302(b)(1) of the Code;

•	is a “substantially disproportionate” redemption with respect to the holder under section 302(b)(2) of the Code; or

•	results in a “complete termination” of the holder’s stock interest in DaVita under section 302(b)(3) of the Code.

In determining whether any of these tests have been met, a United States Holder must take into account not only shares it actually owns, but also shares it constructively owns within the meaning of section 318 of the Code.

A distribution to a stockholder is “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in the stockholder’s stock interest in DaVita. If, as a result of an exchange of shares for cash pursuant to the offer, a United States Holder of shares whose relative stock interest in DaVita is minimal and who  exercises no control over corporate affairs suffers a reduction in its proportionate interest in DaVita (including any ownership of preferred shares and any shares constructively owned), that United States Holder should generally be regarded as having suffered a meaningful reduction in its interest in DaVita. Satisfaction of the “substantially disproportionate” and the “complete termination” exceptions is dependent upon compliance with the respective objective tests set forth in section 302(b)(2) and section 302(b)(3) of the Code. A distribution to a stockholder will be “substantially disproportionate” if the percentage of the outstanding shares actually and constructively owned by the stockholder immediately following the exchange of shares pursuant to the offer (treating shares exchanged pursuant to the offer as outstanding) is less than 80% of the percentage of the outstanding shares actually and constructively owned by the stockholder immediately before the exchange (treating shares exchanged pursuant to the offer as outstanding). A distribution to a stockholder will result in a “complete termination” if either (1) all of the shares actually and constructively owned by the stockholder are exchanged pursuant to the offer or (2) all of the shares actually owned by the stockholder are exchanged pursuant to the offer and the stockholder is eligible to waive, and effectively waives, the attribution of shares constructively owned by the stockholder in accordance with the procedures described in section 302(c)(2) of the Code.

If an exchange of shares for cash by a United States Holder pursuant to the offer is not treated as a distribution taxable as a dividend, the holder will recognize capital gain or loss equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the shares tendered to DaVita. The gain or loss will be long-term capital gain or loss if the holding period for the shares exceeds one year. The claim for a deduction in respect of a capital loss may be subject to limitation.

If the amount received by a United States Holder in the offer is treated as a distribution that is taxable as a dividend (as opposed to consideration received in a sale or exchange), the amount of the distribution will be the amount of cash received by the holder. The amount will be treated as a dividend, taxable as ordinary income to the United States Holder, to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, the excess first will be treated as a return of capital that will reduce the holder’s tax basis in the shares exchanged in the offer. Any remaining amount after the United States Holder’s basis has been reduced in the shares exchanged in the offer and in the shares retained by the United States Holder to zero will be taxable as capital gain. The United States Holder’s unrecovered adjusted tax basis in its shares exchanged in the offer generally will be transferred to its remaining shareholdings in DaVita, subject to, in the case of corporate stockholders, reduction or possible gain recognition under section 1059 of the Code in an amount equal to the non-taxed portion of the dividend. If the United States Holder does not retain any actual stock ownership in DaVita (having a stock interest only constructively), the holder may lose the benefit of the holder’s adjusted tax basis in its shares. A dividend received by a corporate United States Holder may be (1) eligible for a dividends-received deduction (subject to applicable exceptions and limitations) and (2) subject to the “extraordinary dividend” provisions of section 1059 of the Code. Corporate stockholders should consult their own tax advisors regarding (1) whether a dividends-received deduction will be available to them, and (2) the possible application of section 1059 to the ownership and disposition of their shares.

Consequences to Non-United States Holders

DaVita and the Depositary will generally treat the cash received by a Non-United States Holder participating in the exchange as a “dividend” distribution from DaVita. Accordingly, the Depositary will generally withhold United States federal income taxes equal to 30% of the gross payments payable to a Non-United States Holder or his or her agent unless the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business within the United States. To obtain a reduced rate of withholding pursuant to a tax treaty, a Non-United States Holder must deliver to the Depositary before the payment a properly completed and executed IRS Form W-8BEN (or successor form). To obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the offer are effectively connected with the conduct of a trade or business within the United States, a Non-United States Holder must deliver to the Depositary a properly completed and executed IRS Form W-8ECI (or successor form). The Depositary will determine a stockholder’s status as a Non-United States Holder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form W-8BEN or IRS Form W-8ECI) unless facts and circumstances indicate that reliance is not warranted.

A Non-United States Holder may be eligible to obtain a refund of all or a portion of any tax withheld if the Non-United States Holder meets one of the tests under Section 301(b)(1), (2) or (3) of the Code described above in this Section 14 with respect to United States Holders that would characterize the exchange as a sale (as opposed to a dividend) or is otherwise able to establish that no tax or a reduced amount of tax is due. If the exchange is characterized as a sale (as opposed to a dividend) with respect to a Non-United States Holder, the holder generally will not be subject to United States federal income tax, and therefore may be entitled to a refund of the tax withheld by the Depositary, on any gain with respect to the exchange unless:

•
the gain is effectively connected with a trade or business of the Non-United States Holder in the United States and, if certain tax treaties apply, is attributable to a permanent establishment in the United States maintained by such holder;

•
in the case of a non-resident alien individual who holds the common stock as a capital asset, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; or

•
unless an exception applies, we are or have been a United States real property holding corporation at any time within the five-year period preceding the disposition or during the Non-United States Holder’s holding period, whichever period is shorter.

The tax relating to stock in a United States real property holding corporation does not apply to a Non-United States Holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock of a United States real property holding corporation, provided that the common stock is regularly traded on an established securities market. Generally, a corporation is a United States real property holding corporation if the fair market value of its United States real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We may be a United States real property holding corporation.

The tax discussion set forth above is included for general information only. You are urged to consult your tax advisor to determine the particular tax consequences to you of the offer, including the applicability and effect of state, local and foreign tax laws.

15.	EXTENSION OF THE OFFER; TERMINATION; AMENDMENT

We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 have occurred or are deemed by us to have occurred, to extend the period of time the offer is open and delay acceptance for payment of, and payment for, any shares by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension. We also expressly reserve the right, in our sole discretion, to terminate the offer and reject for payment and not pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement of the termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 7 have occurred or are deemed by us to have occurred, to amend the offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the offer to holders of shares or by decreasing or increasing the number of shares being sought in the offer). Amendments to the offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to PR Newswire.

If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. These rules provide that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. If:

(1)
we increase or decrease the price to be paid for shares, materially increase the Dealer Manager’s fee or increase or decrease the number of shares being sought in the offer and, in the event of an increase in the number of shares being sought, the increase exceeds 2% of the outstanding shares; and

(2)
the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of an increase or decrease is first published, sent or given in the manner specified in this Section 15, then in each case the offer will be extended until the expiration of the period of ten business days. For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

16.	FEES AND EXPENSES

Credit Suisse First Boston is acting as the Dealer Manager in connection with the offer, for which services it will receive customary compensation. We also have agreed to reimburse it for reasonable out-of-pocket expenses incurred in connection with the offer, including reasonable fees and expenses of counsel and other advisors, and to indemnify it and certain related persons against liabilities and expenses incurred in connection with its engagement, including liabilities under the federal securities laws. The Dealer Manager and its respective affiliates may actively trade our debt and equity securities for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Credit Suisse First Boston, Cayman Islands Branch, an affiliate of Credit Suisse First Boston Corporation, will receive customary fees and reimbursement of expenses in connection with the new senior secured credit facility.

We have retained Georgeson Shareholder Communications Inc. to act as Information Agent and The Bank of New York to act as Depositary in connection with the offer. The Information Agent may contact holders of shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by DaVita for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the offer, including liabilities under the federal securities laws.

We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager and the Information Agent as described above) for soliciting tenders of shares pursuant to the offer. Stockholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if stockholders tender shares through the brokers or banks and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of us, the Dealer Manager, the Information Agent or the Depositary for purposes of the offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares except as otherwise provided in Instruction 7 in the Letter of Transmittal.

17. MISCELLANEOUS

We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer or the acceptance of shares pursuant to the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with the applicable law. If, after a good faith effort, we cannot comply with the applicable law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of shares residing in that jurisdiction. In any jurisdiction where the securities, Blue Sky or other laws require the offer to be made by a licensed broker or dealer, the offer will be deemed to be made on our behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of the jurisdiction.

Pursuant to Rule 13e-4 promulgated under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which contains additional information relating to the offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner set forth in Section 10 with respect to information concerning us.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information or make any representation on our behalf in connection with this offer other than those contained in this offer to purchase or in the related letter of transmittal. If given or made, you should not rely on that information or representation as having been authorized by us.

DA	VITA INC.

A manually signed copy of a facsimile of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by you or your broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below. To confirm delivery of shares, you are directed to contact the Depositary.

The Depositary for the Offer is:

THE BANK OF NEW YORK

By Mail:	By Hand:	By Overnight Courier:
Tender & Exchange Department P.O. Box 11248 Church Street Station New York, NY 10286-1248	Tender & Exchange Department One Wall Street, 3rd Floor New York, NY 10286	Tender & Exchange Department 385 Rifle Camp Road, 5th Floor West Paterson, NJ 07424

Facsimile Number:
(For Eligible Institutions Only)
(973) 247-4077

For Confirmation of Facsimile:
(973) 247-4075

You may request additional copies of this offer, the Letter of Transmittal or the Notice of Guaranteed Delivery and direct questions and requests for assistance to the Information Agent or the Dealer Manager at the address and telephone number set forth below.

The Information Agent for the Offer is:

17 State Street, 10th Floor
New York, NY 10004
Banks and Brokers Call Collect: (212) 440-9800
All Others Call Toll-Free: (866) 800-0506

The Dealer Manager for the Offer is:

CREDIT SUISSE FIRST BOSTON CORPORATION
Eleven Madison Avenue
New York, New York 10010-3629
Call Toll-Free: (800) 881-8320